Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, July 20, 2026

Franco-Nevada to Release Second Quarter 2026 Results

Franco-Nevada Corporation announced today that it will report second quarter 2026 results as follows:

Second Quarter 2026 Results Release:	August 11th after market close
Conference Call:	August 12th 8:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

emportal.ink/4wJByFO
Website:	www.franco-nevada.com
Replay (available until August 19th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Passcode: 08003#

For more information, please visit our website at www.franco-nevada.com or contact:

Bonavie Tek
VP Finance and Investor Relations
416-306-6309
info@franco-nevada.com